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                              May 21, 2024

       Lee Chong Chow
       Chief Executive Officer
       Phoenix Plus Corp.
       2-3 & 2-5 Bedford Business Park, Jalan 3/137B
       Batu 5, Jalan Kelang Lama
       58200 Kuala Lumpur, Malaysia

                                                        Re: Phoenix Plus Corp.
                                                            Form 10-K for the
fiscal year ended July 31, 2023
                                                            Form 10-K/A for the
fiscal year ended July 31, 2023
                                                            File No. 333-233778

       Dear Lee Chong Chow:

              We have reviewed your amended Form 10-K filed on May 21, 2024 and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12,
       2024 letter.

       Form 10-K/A for the fiscal year ended July 31, 2023

       Exhibits

   1. We note that you filed an amended Form 10-K on May 21, 2024 which included a cover page, an explanatory
note, management's annual report on internal control over financial reporting as of July
31, 2023 pursuant to Item 9A. Controls and Procedures,
                                                        and signatures.
However, we are unable to locate the revised exhibit list and certifications that you note in your
Explanatory Note were included in the Form 10-K/A. Please amend your filing
accordingly.
 Lee Chong Chow
Phoenix Plus Corp.
May 21, 2024
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameLee Chong Chow                         Sincerely,
Comapany NamePhoenix Plus Corp.
                                                         Division of
Corporation Finance
May 21, 2024 Page 2                                      Office of Real Estate
& Construction
FirstName LastName